Filed Pursuant to Rule 424(b)(3)
Registration No. 333-197767

DIVIDEND CAPITAL DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 1 DATED SEPTEMBER 16, 2015

TO THE PROSPECTUS DATED SEPTEMBER 16, 2015

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Dividend Capital Diversified Property Fund Inc., dated September 16, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

•	information about our self-tender offer;

•	information about borrowings under our revolving credit facility;

•	information about our acquisitions and dispositions of real property; and

•	the daily NAV per share, as determined in accordance with our valuation procedures, for each business day from July 1 through August 31, 2015, for each of our classes of common stock.

Self-Tender Offer

On July 7, 2015, we commenced a self-tender offer to purchase for cash up to $115 million of our unclassified shares of common stock, which we refer to as “Class E” shares, subject to our ability to increase the number of shares accepted for payment in the offer by up to but not more than 2% of our outstanding Class E shares (resulting in a commensurate increase in the dollar volume by up to approximately $23 million) without amending or extending the offer in accordance with rules promulgated by the Commission, at a price specified by the tendering stockholders of not greater than $7.36 per share, which equals the NAV per share determined in accordance with our valuation procedures as of July 6, 2015, or less than $6.65 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 7, 2015, and in the related Letter of Transmittal, filed with the Commission on Schedule TO on July 7, 2015. The offer expired at 5:00 p.m. Central Time, on Wednesday, August 5, 2015. In accordance with the terms of the Offer, on August 12, 2015, we accepted for purchase approximately 17.2 million Class E shares at a purchase price of $7.25 per share for an aggregate cost of approximately $124.4 million. We funded the purchase with a $115.0 million draw on our revolving credit facility and existing cash.

Revolving Credit Facility Borrowings

Subsequent to June 30, 2015, we have borrowed a net total of $220.5 million under the revolving component of our credit facility. Specifically, we borrowed $50.0 million on July 1, 2015, of which we subsequently repaid $9.5 million, $18.0 million on July 6, 2015, which we subsequently repaid, $10.0 million on July 15, 2015, which we subsequently repaid, $65.0 million on August 6, 2015, and $115.0 million on August 13, 2015. Proceeds from these borrowings were primarily used to fund (i) our purchase of common shares pursuant our self-tender offer described above, (ii) our acquisition of an office property in Hollywood, FL and a retail property in Davie, FL, on August 6, 2015, as discussed below, and (iii) our satisfaction of share redemption requests received by us pursuant to our Class E share redemption program on July 1, 2015.

Acquisition and Disposition of Real Property

We have acquired or disposed of the following real properties since June 30, 2015.

Acquisition of Real Property

On August 6, 2015, we acquired a retail property in Davie, FL comprising approximately 124,000 net rentable square feet from an unaffiliated third party, for a gross purchase price of approximately $32.7 million. At acquisition, the property was approximately 99% leased to 40 tenants. The property is subject to a $10.9 million mortgage loan with a maturity date of September 1, 2021. We acquired the property using existing cash and proceeds from our revolving credit facility.

On August 6, 2015, we also acquired a three-building office property in Hollywood, FL comprising approximately 253,000 net rentable square feet from an unaffiliated third party, for a gross purchase price of approximately $45.8 million. At acquisition, the property was approximately 97% leased to 29 tenants. We acquired the property using existing cash and proceeds from our revolving credit facility.

Disposition of Real Property

On July 20, 2015, we disposed of a vacant office property in Los Angeles, CA comprising approximately 111,000 net rentable square feet to an unaffiliated third party. We sold the property, which had a net investment basis of approximately $9.1 million as of June 30, 2015, for a total contract sales price of $12.5 million. The property did not meet our criteria to be classified as held for sale as of June 30, 2015.

Monthly Pricing Information (unaudited)

Below is the NAV per share, as determined in accordance with our valuation procedures, for each business day from July 1 through August 31, 2015:

Date	NAV per Share
	Class E	Class A	Class W	Class I
July 1, 2015	$7.37	$7.37	$7.37	$7.37
July 2, 2015	$7.36	$7.36	$7.36	$7.36
July 6, 2015	$7.36	$7.36	$7.36	$7.36
July 7, 2015	$7.36	$7.36	$7.36	$7.36
July 8, 2015	$7.36	$7.36	$7.36	$7.36
July 9, 2015	$7.36	$7.36	$7.36	$7.36
July 10, 2015	$7.37	$7.37	$7.37	$7.37
July 13, 2015	$7.37	$7.37	$7.37	$7.37
July 14, 2015	$7.37	$7.37	$7.37	$7.37
July 15, 2015	$7.37	$7.37	$7.37	$7.37
July 16, 2015	$7.37	$7.37	$7.37	$7.37
July 17, 2015	$7.37	$7.37	$7.37	$7.37
July 20, 2015	$7.37	$7.37	$7.37	$7.37
July 21, 2015	$7.39	$7.39	$7.39	$7.39
July 22, 2015	$7.39	$7.39	$7.39	$7.39
July 23, 2015	$7.39	$7.39	$7.39	$7.39
July 24, 2015	$7.39	$7.39	$7.39	$7.39
July 27, 2015	$7.39	$7.39	$7.39	$7.39
July 28, 2015	$7.38	$7.38	$7.38	$7.38
July 29, 2015	$7.38	$7.38	$7.38	$7.38
July 30, 2015	$7.38	$7.38	$7.38	$7.38
July 31, 2015	$7.38	$7.38	$7.38	$7.38
August 3, 2015	$7.39	$7.39	$7.39	$7.39
August 4, 2015	$7.39	$7.39	$7.39	$7.39
August 5, 2015	$7.40	$7.40	$7.40	$7.40
August 6, 2015	$7.41	$7.41	$7.41	$7.41
August 7, 2015	$7.40	$7.40	$7.40	$7.40

Date	NAV per Share
	Class E	Class A	Class W	Class I
August 10, 2015	$7.40	$7.40	$7.40	$7.40
August 11, 2015	$7.41	$7.41	$7.41	$7.41
August 12, 2015	$7.40	$7.40	$7.40	$7.40
August 13, 2015	$7.41	$7.41	$7.41	$7.41
August 14, 2015	$7.41	$7.41	$7.41	$7.41
August 17, 2015	$7.42	$7.42	$7.42	$7.42
August 18, 2015	$7.42	$7.42	$7.42	$7.42
August 19, 2015	$7.42	$7.42	$7.42	$7.42
August 20, 2015	$7.42	$7.42	$7.42	$7.42
August 21, 2015	$7.42	$7.42	$7.42	$7.42
August 24, 2015	$7.42	$7.42	$7.42	$7.42
August 25, 2015	$7.42	$7.42	$7.42	$7.42
August 26, 2015	$7.41	$7.41	$7.41	$7.41
August 27, 2015	$7.41	$7.41	$7.41	$7.41
August 28, 2015	$7.41	$7.41	$7.41	$7.41
August 31, 2015	$7.43	$7.43	$7.43	$7.43

On any day, our share sales and redemptions are made based on the day’s applicable per share NAV carried out to four decimal places. On each business day, our NAV per share for each class is (1) posted on our website, www.dividendcapitaldiversified.com, and (2) made available on our toll-free, automated telephone line, (888) 310-9352.